# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASP Isotopes Inc., CIK 0001921865
CUSIP: 00218A105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 601 PENNSYLVANIA AVENUE NW, 601 PENNSYLVANIA AVENUE NW, WASHINGTON, District Of Columbia (DC), 20004
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001535264-25-000047
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); sole voting power 3,931,186; shared voting power 0; sole dispositive power 3,931,186; shared dispositive power 0; aggregate amount beneficially owned 3,931,186 (4.3% of the class)
  Comment: *AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP), Special Situations Private Equity Fund, L.P. (SSPE), Special Situations Technology Fund, L.P. (TECH) and Special Situations Technology Fund II, L.P. (TECH II) (CAYMAN, SSFQP, SSPE, TECH and TECH II will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 504,061 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 1,798,402 Shares held by SSFQP, 286,468 Shares held by

## Item 1. Issuer
Name of issuer: ASP Isotopes Inc.
Address of issuer's principal executive offices: 601 PENNSYLVANIA AVENUE NW, 601 PENNSYLVANIA AVENUE NW, WASHINGTON, DISTRICT OF COLUMBIA, 20004.

## Item 2. Person Filing
Name of person filing: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP), Special Situations Private Equity Fund, L.P. (SSPE), Special Situations Technology Fund, L.P. (TECH) and Special Situations Technology Fund II, L.P. (TECH II). As the investment adviser to the Funds, AWM holds sole voting and investment power over 504,061 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 1,798,402 Shares held by SSFQP, 286,468 Shares held by SSPE, 224,765 Shares held by TECH and 1,117,490 Shares held by TECH II
Address of principal business office or, if none, residence: The principal business address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,931,186
Percent of class: 4.3
Sole power to vote or to direct the vote: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting power over 504,061 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 1,798,402 Shares held by SSFQP, 286,468 Shares held by SSPE, 224,765 Shares held by TECH and 1,117,490 Shares held by TECH II. Greenhouse and Stettner are members of SSCAY, the general partner of CAYMAN. Greenhouse and Stettner are members of: MGP, the general partner of SSFQP; MG, the general partner of SSPE and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole investment power over 504,061 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 1,798,402 Shares held by SSFQP, 286,468 Shares held by SSPE, 224,765 Shares held by TECH and 1,117,490 Shares held by TECH II. Greenhouse and Stettner are members of SSCAY, the general partner of CAYMAN. Greenhouse and Stettner are members of: MGP, the general partner of SSFQP; MG, the general partner of SSPE and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (08/14/2025)